FROMEX EQUITY CORP
329 Manville Road
Pleasantville, N. Y. 10570

July 25, 2007
Ms. Jessica Barberich
Staff Accountant
Securities & Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Mail Stop 4561
Tel: (202) 551-3782

Re:        Item 4.02 Form 8-K
Filed July 13, 2007
File No. 000-52241
Reply to your letter of 7/23/07

Dear Ms. Barberich:

We acknowledge and appreciate your comment dated July 23, 2007, which we received yesterday by facsimile transmittal, relating to Item 4.02 of the Form 8-K filed on July 13, 2007 by Fromex Equity Corp. (the “Company”).

Our officers have reconsidered the effectiveness of the Company’s disclosure controls and procedures as of November 30, 2006 in light of the restatement described in Item 4.02 of said Form 8-K.

The Form 10-Q/A Amendment No. 1 for the quarterly period ended November 30, 2006, which is dated July 25, 2007, and which we are filing with the SEC on EDGAR, restates the financial statements of the Company as contemplated by Item 4.02 of Form 8-K. We confirm to you that the officers have addressed the reconsideration noted in the foregoing paragraph in the Certifications dated July 25, 2007 in Exhibits 31.1 and 31.2 of the Form 10-Q/A.

The Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven Bregman
Steven Bregman, President Chief Financial Officer